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                                                              EXHIBIT (A)(27)


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                       TO ALL SAFETY-KLEEN SHAREHOLDERS:
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                                It's Your Money
                                     ----

The Safety-Kleen Board, we believe, refuses to maximize the value of your stock. So, it's up to you. On February 25th, protect your investment:


          Maximize the Value of Your Stock -- Vote Against the Buyout
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Is $27 Greater Than $30(1)?

     -- The Safety-Kleen Board, in our view, has lost sight of one simple fact:
        SHAREHOLDER VALUE

     -- Institutional Shareholder Services, the leading independent proxy advisory firm, and William Blair, SAFETY-KLEEN'S OWN FINANCIAL ADVISOR, compared our $30 Offer with the $27 Buyout and FOUND THE LAIDLAW ENVIRONMENTAL OFFER SUPERIOR(2)

     -- Institutional Shareholder Services recommends a vote AGAINST the $27
        Buyout

     -- The Safety-Kleen Board continues to use the poison pill to try to force you to accept the $27 Buyout(3)


Before You Vote, Consider:

     -- If the $27 Buyout is approved, Laidlaw Environmental's $30 Offer terminates

     -- Mr. Brinckman on Friday, February 20, disclosed that the $27 Buyout won't close for several weeks. Philip's financing is still conditional. YOU BEAR THE RISK

     -- If you approve the $27 Buyout and it fails to close, what will happen to the value of your Safety-Kleen stock?


Together, We Will Prevail!

     -- Laidlaw Environmental is fully committed to its $30 Offer

     -- All conditions within our control have been met. Only obstacles kept in place by Safety-Kleen's Board(3) keep us from completing our $30 Offer

     -- Should the Safety-Kleen Board fail to remove these obstacles and you reject the $27 Buyout, we will immediately seek injunctive relief in Chicago Federal Court



                                 Maximize Value

                            Vote Against the Buyout
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                         Time is Short -- Do Not Delay!

  If you have any questions or need assistance in completing your proxy card, please contact MORROW & CO., INC @ 1-800-662-5200
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THIS SOLICITATION RELATES SOLELY TO THE SOLICITATION OF PROXIES WITH RESPECT TO
THE FEBRUARY 25, 1998 MEETING AND IS NOT A REQUEST FOR THE TENDER OF SHARES.
THE DETAILED TERMS AND CONDITIONS OF THE LAIDLAW ENVIRONMENTAL OFFER ARE SET FORTH IN THE AMENDED PROSPECTUS AND RELATED LETTER OF TRANSMITTAL, WHICH HAVE BEEN SEPARATELY MAILED TO SAFETY-KLEEN SHAREHOLDERS.

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(1) Consists of $18 in cash and $12 in Laidlaw Environmental common stock, assuming the market price of Laidlaw Environmental common stock is not less the $4.28571. Depending on the market price of Laidlaw Environmental common stock on the date of the exchange, the actual value of Laidlaw Environmental common stock issued pursuant to the Laidlaw Environmental Offer may be more or less than $12.

(2) William Blair opined that "it is more likely than not" that the Laidlaw Environmental Offer will result in greater consideration to the Safety-Kleen shareholders than the Buyout.

(3) Don Brinckman and other Safety-Kleen representatives testified in Chicago federal Court that the poison pill and other anti-takeover devices are being kept in place by the Safety-Kleen Board in an effort to ensure that Safety-Kleen shareholders do not accept the Laidlaw Environmental Offer.

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